Exhibit 99.1

BANCOLOMBIA ANNOUNCES RESULTS OF EXCHANGE OFFER

Medellín, Colombia, July 24, 2013

Bancolombia S.A. (the “Bank”) announced today the results of its offer to exchange (the “Exchange Offer”) all of its outstanding unregistered 5.125% Subordinated Notes due 2022 issued under the indenture dated September 25, 2012 (the “Old Notes”) for new 5.125% Subordinated Notes due 2022 issued under the indenture dated September 11, 2012 (the “New Notes”), which have been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Exchange Offer expired at 5:00 p.m., New York City time, on July 18, 2013.

The Bank of New York Mellon, the exchange agent (the “Exchange Agent”) for the Exchange Offer, has advised that, in total, $224,513,000 aggregate principal amount of the Old Notes, representing approximately 98.70% of the aggregate principal amount outstanding of the Old Notes, were validly tendered and not validly withdrawn prior to the expiration of the Exchange Offer. All of the Old Notes validly tendered and not validly withdrawn have been accepted for exchange pursuant to the terms of the Exchange Offer.

A total of $2,945,000 aggregate principal amount of the Old Notes will remain outstanding.

Cautionary Note Regarding Forward Looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements address matters that involve risks and uncertainties. Actual results could differ materially from those indicated in such statements as a result of factors disclosed in the Prospectus under the heading “Risk Factors” and other factors described from time to time in the Bank’s reports filed with the Securities and Exchange Commission. These or other factors, many of which are outside of the Bank’s control, could have a material adverse effect on actual results. The Bank does not intend, and does not assume any obligation, to update its forward-looking statements. Certain monetary amounts, percentages and other figures included in this announcement have been subject to rounding adjustments.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837